FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting

25 April 2019

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 20, 21, 23, 24, 26 and 27 were passed as special resolutions. The Board welcomes the overwhelming vote by shareholders on Resolution 28 to reject the resolution requisitioned to create a Shareholder Committee.  We will continue to actively engage with our shareholders, stakeholders and representative bodies, to ensure that we are aware of their views.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the 2018 Report and Accounts	44,302,251,816	100.00	946,196	0.00	91.60	9,443,332
Resolution 2 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	43,761,530,456	99.23	338,658,320	0.77	91.18	212,446,568
Resolution 3 To declare a final dividend of 3.5 pence per ordinary share	44,306,536,572	99.99	4,488,696	0.01	91.61	1,613,904
Resolution 4 To declare a special dividend of 7.5 pence per ordinary share	44,301,659,792	99.99	5,491,276	0.01	91.60	5,490,212
Resolution 5 To re-elect Howard Davies as a Director	44,111,455,668	99.55	197,814,468	0.45	91.61	3,371,760
Resolution 6 To re-elect Ross McEwan as a Director	44,294,280,976	99.96	15,648,632	0.04	91.61	2,703,116
Resolution 7 To elect Katie Murray as a Director	44,258,634,156	99.89	49,543,416	0.11	91.61	4,435,972
Resolution 8 To re-elect Frank Dangeard as a Director	44,287,744,412	99.96	19,899,728	0.04	91.61	5,004,116
Approval of Frank Dangeard's re-election by independent shareholders only	14,249,810,336	99.86	19,899,728	0.14	77.85	5,004,116
Resolution 9 To re-elect Alison Davis as a Director	44,292,837,532	99.97	15,274,624	0.03	91.61	4,535,576
Approval of Alison Davis' re-election by independent shareholders only	14,254,903,456	99.89	15,274,624	0.11	77.85	4,535,576
Resolution 10 To elect Patrick Flynn as a Director	44,292,566,708	99.97	15,164,032	0.03	91.61	4,893,184
Approval of Patrick Flynn's election by independent shareholders only	14,254,632,632	99.89	15,164,032	0.11	77.85	4,893,184
Resolution 11 To re-elect Morten Friis as a Director	44,292,022,880	99.96	15,735,292	0.04	91.61	4,880,704
Approval of Morten Friis' re-election by independent shareholders only	14,254,088,804	99.89	15,735,292	0.11	77.85	4,880,704
Resolution 12 To re-elect Robert Gillespie as a Director	43,994,977,792	99.68	139,808,484	0.32	91.25	177,853,472
Approval of Robert Gillespie's re-election by independent shareholders only	13,957,043,716	99.01	139,808,484	0.99	76.91	177,853,472
Resolution 13 To re-elect Baroness Noakes as a Director	44,176,231,128	99.70	132,137,332	0.30	91.61	4,215,088
Approval of Baroness Noakes' re-election by independent shareholders only	14,138,297,052	99.07	132,137,332	0.93	77.85	4,215,088
Resolution 14 To re-elect Mike Rogers as a Director	44,288,446,824	99.96	19,661,604	0.04	91.61	4,479,764
Approval of Mike Rogers' re-election by independent shareholders only	14,250,512,748	99.86	19,661,604	0.14	77.85	4,479,764
Resolution 15 To re-elect Mark Seligman as a Director	43,937,503,252	99.16	369,973,544	0.84	91.60	5,108,572
Approval of Mark Seligman's re-election by independent shareholders only	13,899,569,176	97.41	369,973,544	2.59	77.85	5,108,572
Resolution 16 To re-elect Dr Lena Wilson as a Director	44,292,901,576	99.97	14,577,928	0.03	91.60	5,003,100
Approval of Dr Lena Wilson's re-election by independent shareholders only	14,254,967,500	99.90	14,577,928	0.10	77.85	5,003,100
Resolution 17 To re-appoint Ernst & Young LLP as auditors	44,304,170,260	99.99	4,652,592	0.01	91.61	3,755,512
Resolution 18 To authorise the Group Audit Committee to fix the remuneration of the auditors	44,304,714,420	99.99	4,582,276	0.01	91.61	3,271,852
Resolution 19 To renew the directors' authority to allot shares	44,069,647,904	99.46	239,545,664	0.54	91.61	3,391,068
Resolution 20 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	44,259,244,512	99.89	48,734,308	0.11	91.61	4,605,340
Resolution 21 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the purposes of financing a transaction	43,835,658,616	98.93	472,456,396	1.07	91.61	4,470,880
Resolution 22 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	44,132,714,156	99.60	175,836,080	0.40	91.61	4,036,916
Resolution 23 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	44,122,958,532	99.58	185,634,776	0.42	91.61	4,002,820
Resolution 24 To renew the authority to permit the holding of General Meetings at 14 clear days' notice	43,564,015,276	98.32	746,371,776	1.68	91.61	2,188,768
Resolution 25 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	43,894,561,848	99.07	413,468,068	0.93	91.61	4,516,360
Resolution 26 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	44,109,448,240	99.56	194,798,976	0.44	91.60	8,332,660
Resolution 27 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	14,257,539,460	99.94	8,631,592	0.06	29.50	8,457,108
Resolution 28 To direct the Board to establish a Shareholder Committee	319,793,996	0.73	43,672,774,248	99.27	90.95	319,773,960
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at:
www.morningstar.co.uk/uk/NSM

As at 23 April 2019 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 48,368,034,468.

Contact

RBS Media Centre
+44 (0)131 523 4205

Legal Entity Identifier:
2138005O9XJIJN4JPN90

Date: 25 April 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary